Exhibit 99.2
Royal Dutch Shell plc

Three month period ended March 31, 2008
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell group”) for the three month period ended March 31, 2008; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2008 and 2007.
In this Report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Report refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements Additional factors that may affect future results are contained in Royal Dutch Shell’s 2007 20-F (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, May 5, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
Please refer to the Annual Report on Form 20-F for the year ended December 31, 2007 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell group.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	1

Operational and Financial Review for the three month period ended March 31, 2008
Presented under IFRS (unaudited)

	Three months
	ended March 31,
	2008	2007
Income for the period	9,201	7,441
Income attributable to minority interest	118	160

Income attributable to shareholders of Royal Dutch Shell plc	9,083	7,281

THREE MONTHS ENDED MARCH 31,2008
Shell’s income for the three months ended March 31, 2008 was $9,201 million, an increase of 24% compared to 2007 mainly reflecting higher earnings in Exploration & Production and Oil Products partially offset by lower earnings in Chemicals and Corporate.
Exploration & Production
Segment earnings were $5,143 million compared to $3,393 million a year ago. Earnings included a net charge of $66 million, reflecting a gain from divestments of $84 million, which was offset by a charge of $150 million related to the mark-to-market valuation of certain UK gas contracts. Earnings in the first quarter 2007 included a net gain of $104 million reflecting both a gain from divestments of $126 million and a charge of $22 million related to the mark-to-market valuation of certain UK gas contracts.
Earnings, when compared to the first quarter 2007, reflected higher gas production volumes and the benefit of higher oil and gas prices on revenues, which were partly offset by lower oil production volumes mainly in the USA and Europe and by higher exploration expenses.
Global liquids realisations were 66% higher than in the first quarter 2007, following marker crudes Brent and WTI increases of 67% and 69% respectively. Global gas realisations were 25% higher than a year ago. Outside the USA gas realisations increased by 24% whereas in the USA gas realisations increased by 32%.
First quarter 2008 production (excluding oil sands bitumen production) was 3,438 thousand barrels of oil equivalent per day (boe/d) compared to 3,413 thousand boe/d a year ago. Crude oil production was down 6% and natural gas production was up 9% compared to the first quarter 2007.
Production compared to the first quarter 2007 included additional volumes principally from Ormen Lange (Shell share 17%) in Norway, West Salym (Shell share 50%) in Russia, Changbei (Shell share 50%) in China, Deimos (Shell share 71.5%) in the USA, Stybarrow (indirect Shell share 17.1%) in Australia, Chipmunk, Cliffdale and Orion (Shell share 100%) in Canada and Starling (Shell share 28%) in the United Kingdom.
Gas & Power
Segment earnings were $948 million compared to $803 million a year ago. Earnings included a charge of $11 million related to the mark-to-market valuation impact of certain gas contracts. Earnings for the first quarter 2007 included a net gain of $39 million, reflecting gains of $110 million related to divestments and a charge of $71 million related to the mark-to-market valuation of certain gas contracts.
Earnings, when compared to the first quarter 2007, reflected strong liquefied natural gas (LNG) and gas to liquids (GTL) product prices, increased LNG volumes, higher income from LNG cargo diversion opportunities and continued strong operational performance.
LNG equity sales volumes of 3.51 million tonnes were 6% higher than in the same quarter a year ago. Sales were higher in all five operating LNG ventures, with the largest increase coming from Nigeria LNG (Shell interest 26%).
Marketing and trading earnings, non-LNG related, were similar to the same quarter a year ago.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	2

Oil Sands

Segment earnings were $249 million compared to $115 million in the quarter last year. Earnings, when compared to the first quarter 2007, reflected the impact of higher oil prices on revenues and a refund of royalty charges, which were partly offset by lower production volumes and higher costs.
The royalty calculation methodology applicable to the Athabasca Oil Sands Project (AOSP) was revised during the quarter, allowing the inclusion of additional eligible costs to the project. Due to this revision the project cost payout timeframe for royalty calculation purposes was extended beyond July 2007 when payout of the project was initially achieved. The royalty rate for the project was revised back to 1% (from 25% since July 2007) until achievement of the project cost payout. As a consequence, the adjustment related to prior quarters’ bitumen production had an impact of 12 thousand barrels per day on the first quarter 2008.
Bitumen production decreased by 13% compared to the same quarter last year. Excluding the effect of the royalty revision, net production decreased by 25% due to operational issues at the mine related to extreme cold weather conditions and unplanned maintenance at the Scotford Upgrader. Upgrader availability increased to 94% compared to 93% in the first quarter 2007.
Oil Products
Segment earnings were $2,367 million compared to $1,802 million for the same period last year. Segment earnings benefited from the impact of increasing crude prices on our inventory by $1,173 million in the first quarter 2008 compared to a benefit of $ 314 million in the first quarter 2007. Earnings for the first quarter 2007 included a charge of $176 million related to impairment of certain assets.
After taking into account the impact of rising crude prices, earnings, when compared to the first quarter 2007, were mainly impacted by lower realised refining margins and higher operating costs, which were partly offset by higher marketing margins. In addition, trading contributions increased compared to those in the first quarter 2007.
Industry refining margins declined worldwide compared to the same period a year ago. Refinery availability increased to 92% compared to 85% in the first quarter of 2007 mainly due to lower planned maintenance activities.
Marketing earnings, compared to the same period a year ago, increased mainly due to higher retail, B2B and finished lubricants margins, which were partly offset by lower lubricants base oil margins.
Oil Products (marketing and trading) sales volumes increased by 7% compared to the same quarter last year. Marketing sales volumes were 1% higher than in the first quarter 2007 and excluding the impact of divestments 2% higher mainly because of increased aviation and retail sales.
Chemicals
Segment earnings were $348 million compared to $527 million for the same period last year. Earnings, when compared to the first quarter 2007, reflected lower margins, higher operating costs and lower income from equity-accounted investments. In addition, earnings were impacted by reduced trading contributions.
Chemicals manufacturing plant availability increased to 95%, some 4 percent-points higher than in the first quarter 2007.
Corporate
Segment earnings were $146 million compared to $801 million for the same period last year. Earnings for the first quarter 2007 included a gain of $404 million related to the realisation of gains on the sale of the equity portfolio held by Shell insurance companies.
Earnings, when compared to the first quarter 2007, reflected lower interest income and currency exchange rate results, reduced tax credits and higher shareholder costs.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	3

PORTFOLIO DEVELOPMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008
Exploration & Production
In Australia, Shell reached an agreement with Woodside for the sale of various interests in North West Shelf assets, with current production of approximately 8 thousand boe/d, for some $0.3 billion.
In the USA, Shell was awarded 141 blocks and was the apparent high bidder on another 134 blocks, with high bids totalling $2.1 billion, offshore Alaska in the Chukchi Sea.
In Kazakhstan, the international members of the Kashagan consortium agreed to sell their participating interests proportionally, allowing KazMunaiGas’s stake to increase to match that of the four major shareholders. Assuming conclusion of the deal, Shell’s interest will change from 18.5% to 16.8%.
In Nigeria, Shell reached an agreement, amounting to some $0.6 billion, for the sale of offshore deepwater blocks OML 134 and OML 125, with current production of approximately 7 thousand boe/d.
Gas & Power
In China, during the first quarter, binding sales and purchase agreements were progressed with Qatargas 4 and PetroChina, leading to the long-term supply of LNG from Qatar to China, totalling 3 million tonnes per annum over 25 years. Agreements were signed on April 10, 2008.
Oil Products
In France, on March 31, 2008, Shell concluded the sale of the Petit Couronne and Reichstett Vendenheim refineries, with a combined capacity of some 220 thousand barrels per day.
Also in France, on April 1, 2008, Shell concluded the sale of the Berre-l’Etang refining and petrochemical complex, with a refining capacity of 80 thousand barrels per day.
The combined cash proceeds expected from the above-mentioned sales amount to approximately $1.8 billion, which will be received after the end of the first quarter 2008.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow provided by operating activities in the three month period to March 31, 2008 was $16.9 billion compared to $11.2 billion a year ago.
Capital investment for the three months ended March 31, 2008 was $8.1 billion of which $6.4 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period 2007 was $6.0 billion of which $4.6 billion was invested in the Exploration & Production and Gas & Power segments.
Gross proceeds from divestments in the three month period to March 31, 2008 were $0.5 billion compared to $0.4 billion a year ago.
Dividends of $0.40 per share were declared on April 29, 2008 in respect of the first quarter. These dividends are payable on June 11, 2008. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F 2007 for additional information on the dividend access mechanism.
During the first quarter 2008 $1.1 billion or 0.5% of Royal Dutch Shell shares were bought back for cancellation.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	4

Royal Dutch Shell plc

Three month periods ended March 31, 2008
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	5

Condensed Consolidated Statement of Income

	$ million
	Three months ended March 31,
	2008	2007
Revenue[A]	114,302	73,480
Cost of sales	96,780	60,666

Gross profit	17,522	12,814
Selling, distribution and administrative expenses	3,969	3,778
Exploration	325	272
Share of profit of equity-accounted investments	2,425	1,808
Net finance costs and other (income)/expense	(53)	(901)

Income before taxation	15,706	11,473
Taxation	6,505	4,032

Income for the period	9,201	7,441

Income attributable to minority interest	118	160

Income attributable to shareholders of Royal Dutch Shell plc	9,083	7,281

Basic earnings per share (see Note 3)	1.47	1.16
Diluted earnings per share (see Note 3)	1.46	1.15
[A] Revenue is stated after deducting sales taxes, excise duties and similar levies of $22,920 in the first quarter 2008 and $17,305 in the first quarter 2007.
The Notes on pages 10 to 11 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	6

Condensed Consolidated Balance Sheet

		$ million
	March 31, 2008	Dec 31, 2007
ASSETS
Noncurrent assets
Intangible assets	5,282	5,366
Property, plant and equipment	105,806	101,521
Investments:
equity-accounted investments	31,198	29,153
financial assets	3,333	3,461
Deferred tax	3,409	3,253
Pre-paid pension costs	5,878	5,559
Other	6,406	5,760

	161,312	154,073

Current assets
Inventories	32,184	31,503
Accounts receivable	87,507	74,238
Cash and cash equivalents	14,417	9,656

	134,108	115,397

Total assets	295,420	269,470

LIABILITIES
Noncurrent liabilities
Debt	11,378	12,363
Deferred tax	13,473	13,039
Retirement benefit obligations	6,304	6,165
Other provisions	14,016	13,658
Other	4,189	3,893

	49,360	49,118

Current liabilities
Debt	5,684	5,736
Accounts payable and accrued liabilities	89,531	75,697
Taxes payable	14,412	9,733
Retirement benefit obligations	455	426
Other provisions	2,815	2,792

	112,897	94,384

Total liabilities	162,257	143,502

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	131,130	123,960
Minority interest	2,033	2,008

Total equity	133,163	125,968

Total liabilities and equity	295,420	269,470

The Notes on pages 10 to 11 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	7

Condensed Consolidated Statement of Changes in Equity

							$ million
	Equity attributable to shareholders of Royal Dutch Shell plc

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
	capital	shares	reserves[A]	earnings	Total	interest	equity

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968

Income/(expense) recognised directly in equity	—	—	1,656	—	1,656	(35)	1,621
Income for the period	—	—	—	9,083	9,083	118	9,201

Total recognised income/(expense) for the period	—	—	1,656	9,083	10,739	83	10,822

Capital contributions/(repayments) from minority shareholders	—	—	—	—	—	(7)	(7)
Dividends paid	—	—	—	(2,329)	(2,329)	(51)	(2,380)
Shares issued	—	—	—	—	—	—	--
Treasury shares: net sales/(purchases) and dividends received	—	200	—	—	200	—	200
Shares repurchased for cancellation	(2)	—	2	(1,327)	(1,327)		(1,327)
Share-based compensation	—	—	(113)	—	(113)	—	(113)

At March 31, 2008	534	(2,192)	15,693	117,095	131,130	2,033	133,163

At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Income/(expense) recognised directly in equity	—	—	50	—	50	(128)	(78)
Income for the period	—	—	—	7,281	7,281	160	7,441

Total recognised income/(expense) for the period	—	—	50	7,281	7,331	32	7,363

Capital contributions/(repayments) from minority shareholders	—	—	—	—	—	869	869
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,656)	(7,101)
Other changes in minority interest	—	—	—	22	22	(34)	(12)
Dividends paid	—	—	—	(2,100)	(2,100)	(25)	(2,125)
Shares issued	—	—	—	—	—	—	--
Treasury shares: net sales/(purchases) and dividends received	—	(16)	—	—	(16)	—	(16)
Shares repurchased for cancellation	(1)	—	1	(486)	(486)		(486)
Share-based compensation	—	—	73	—	73	—	73

At March 31, 2007	544	(3,332)	8,944	98,949	105,105	8,405	113,510

[A] See Note 2.
The Notes on pages 10 to 11 are an integral part of these Consolidated Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	8

Condensed Consolidated Statement of Cash Flows

		$ million
	Three months ended March 31,
	2008	2007
Cash flow from operating activities:
Income for the period	9,201	7,441
Adjustment for:
Current taxation	6,405	4,267
Interest (income)/expense	178	198
Depreciation, depletion and amortisation	3,146	3,260
(Profit)/loss on sale of assets	(281)	(362)
Decrease/(increase) in net working capital	2,784	(399)
Share of profit of equity-accounted investments	(2,425)	(1,808)
Dividends received from equity-accounted investments	1,752	1,587
Deferred taxation and other provisions	322	(152)
Other	94	(447)

Cash flow from operating activities (pre-tax)	21,176	13,585
Taxation paid	(4,314)	(2,404)

Cash flow from operating activities	16,862	11,181

Cash flow from investing activities:
Capital expenditure	(7,429)	(5,361)
Investments in equity-accounted investments	(616)	(370)
Proceeds from sale of assets	445	380
Proceeds from sale of equity-accounted investments	61	115
Proceeds from sale of/(additions to) financial assets	10	555
Interest received	285	285

Cash flow from investing activities	(7,244)	(4,396)

Cash flow from financing activities:
Net Increase/(decrease) in debt with maturity period within three months	(863)	341
Other Debt:
New borrowings	185	2,762
Repayments	(664)	(1,613)
Interest paid	(298)	(351)
Change in minority interest	(7)	(3,110)
Net issue/(repurchase) of shares	(1,073)	(486)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(2,329)	(2,100)
Minority interest	(51)	(42)
Treasury shares: net sales/(purchases) and dividends received	200	(16)

Cash flow from financing activities	(4,900)	(4,615)

Currency translation differences relating to cash and cash equivalents	43	12

Increase/(decrease) in cash and cash equivalents	4,761	2,182
Cash and cash equivalents at January 1	9,656	9,002

Cash and cash equivalents at March 31	14,417	11,184

The Notes on pages 10 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	9

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell” or the “Shell group”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2007 (pages 117 to 121) as filed with the Securities and Exchange Commission.
The Oil Sands operations, which were previously reported within the Exploration & Production segment, are reported as a separate segment with effect from the fourth quarter 2007. Prior period financial statements have been reclassified accordingly.
The three month period ended March 31, 2008 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its consolidated subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
2. Other reserves

						$ million
		Capital	Share
	Merger	redemption	premium	Share plan
	reserve[A]	reserve	reserve	reserve	Other	Total
At January 1, 2008	3,444	48	154	1,122	9,380	14,148

Cumulative currency translation differences	—	—	—	—	1,733	1,733
Unrealised gains/(losses) on securities	—	—	—	—	(106)	(106)
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	29	29

Income/(expense) recognised directly in equity	—	—	—	—	1,656	1,656

Share repurchased for cancellation	—	2	—	—	—	2
Share-based compensation	—	—	—	(113)	—	(113)

At March 31, 2008	3,444	50	154	1,009	11,036	15,693

At January 1, 2007	3,444	39	154	736	4,447	8,820

Cumulative currency translation differences	—	—	—	—	653	653
Unrealised gains/(losses) on securities	—	—	—	—	(529)	(529)
Unrealised gains/(losses) on cash flow hedges	—	—	—	—	(74)	(74)

Income/(expense) recognised directly in equity	—	—	—	—	50	50

Share repurchased for cancellation	—	1	—	—	—	1
Share-based compensation	—	—	—	73	—	73

At March 31, 2007	3,444	40	154	809	4,497	8,944

[A] The merger reserve was established as a consequence of the Unification (see Note 1). It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company, p.l.c. shares received.
3. Earnings per share

	$ million

	Income attributable	Basic weighted	Diluted weighted
	to shareholders	average number of	average number of
	of Royal Dutch	Class A and B	Class A and B
Three months ended March 31,	Shell plc	shares	shares
2008	9,083	6,195,530,313	6,211,424,319
2007	7,281	6,287,034,275	6,306,456,154

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4. Information by business segment
Three months ended March 31, 2008

								$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
Third party	4,878	6,226	507	90,579	12,100	12		114,302
Inter-segment	10,902	320	616	1,030	1,503		(14,371)	—

Total	15,780	6,546	1,123	91,609	13,603	12	(14,371)	114,302

Segment earnings	5,143	948	249	2,367	348	146		9,201
Three months ended March 31, 2007

	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
Third party	2,982	4,233	282	57,251	8,698	34		73,480
Inter-segment	8,639	252	322	607	923	—	(10,743)	—

Total	11,621	4,485	604	57,858	9,621	34	(10,743)	73,480

Segment earnings	3,393	803	115	1,802	527	801		7,441
5. Ordinary share capital

		$ million
	March 31, 2008	Dec 31, 2007
Allotted, called up and fully paid
Class A ordinary shares	301	303
Class B ordinary shares	233	233
Sterling deferred	[A]	[A]

	534	536

[A] Less than $1 million

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Unaudited Condensed Interim Financial Report	11

Appendix
Ratio of earnings to fixed charges
The following table sets forth, on an IFRS basis for the years ended December 31, 2004, 2005, 2006 and 2007 and the three months ended March 31, 2008, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended

	Three months ended
	March 31,	Years ending December 31,
	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges	24.87	21.43	19.99	23.33	19.17
For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalised interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.
Capitalisation and indebtedness
The following tables set forth, IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of March 31, 2008. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
March 31, 2008
Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	131,130

Total finance debt
Short-term finance debt	5,684
Long-term finance debt[A]	8,719

Total finance debt[B]	14,403

Total capitalization	145,533
[A]	Long-term finance debt excludes $2.7 billion of certain tolling agreements.
[B]	As of March 31, 2008, Shell had outstanding guarantees related to associates of $1.9 billion, of which $0.6 billion related to guarantees in respect of financial indebtedness. $12.6 billion of the finance debt of Shell was unsecured.

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